SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

Perusahaan Perseroan (Persero) P.T.

Indonesian Satellite Corporation

(Translation of Registrant's Name into English)

Indosat Building

Jalan Medan Merdeka Barat, 21

Jakarta 10110 - Indonesia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F        X      Form 40-F    ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No       _X__

            (If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .)

Nine months of 2004 Results

1 November 2004

PT Indosat Tbk

JSX : ISAT

NYSE : IIT

Reuters : ISAT.JK

Bloomberg : ISAT.IJ

Market Capitalization

(As of 30 Sept 2004) Rp22.3 trillion

Issued shares

5,269,295,500 (after 5:1 Stock Split & ESOP)

Share Price

As of  30 Sept 2004

Rp 4,225

Hi/Lo (Last 3 mo)

Rp 4,425/Rp4,025

Major Shareholders

Indonesia Communication Ltd

41.21%

Government of Indonesia

 14.74%

Public

44.05%

IDR  to  USD Conversion,

30 Sept 2004  1USD = IDR9,170

Board of Directors

Deputy President Dir. – Ng Eng Ho

Finance Dir./CFO – Heang Tuck Wong

Cellular Mktg Dir. – Hasnul Suhaimi

Fixed Tel & MIDI Dir. – Wahyu Wijayadi

Business Dev. Dir. – Wityasmoro S. H.

Corporate Svc. Dir. – Sutrisman

Network Quality & Operations Dir –

Raymond Tan Kim Meng

IT Dir – Joseph Chan Lam Seng

Consolidated Subsidiaries

PT Lintasarta (69.46%)

PT IM2 (99.85%)

PT Sisindosat (96.87%)

Investor Relations Division

Phone : +62213869614/300030001

PT Indosat Tbk

Fax : +62 21 3804045

E-mail : investor@indosat.com

http://www.indosat.com

Financial Summary

For Period Ended 30 September

In Billion Rp

2003

2004

(%) Change

Operating Revenues

6,012.6

7,803.5

29.8%

Operating Expense

4,077.3

5,128.9

25.8%

Operating Income

1,935.3

2,674.5

38.2%

Net Income

   566.6

1,378.6

143.3%

EBITDA*)

3,290.2

4,597.5

39.7%

*EBITDA: Earning before interest, amortization of goodwill, non-operating income and expense, income tax expense and depreciation as computed under Indonesian GAAP

Financial Ratios

Formula

9M-2004

EBITDA Margin

EBITDA / Operating Revenues

58.9%

Operating Ratio

Operating Expense / Operating Revenues

65.7%

Net Profit Margin

Net Profit / Operating Revenues

17.7%

Current Ratio

Total Current Asset / Total Current Liabilities

168.0%

Interest Coverage

EBITDA/Interest Expense

545.2%

Debt to EBITDA

(Debt + Procurement Payable) / EBITDA (Annualized)

178.7%

Debt to Equity

Debt / Total Equity

73.1%

Highlights

•

Indosat cellular business gained 3,014.6 million net-addition of subscribers in the first nine months of 2004, an increase of 108.5% compared to the same period last year. On September 30, 2004, our mobile cellular subscriber base reached 8,977,042, or a 78.5% increase year-on-year.

•

Indosat’s IDD total minutes grew by 2.1% y-o-y despite competition.

•

Indosat’s MIDI recorded a positive growth due to a higher demand of  wholesale market both in international and domestic market.

•

Cellular, fixed telecommunication, and MIDI & Other services contributed 68.5%, 16.4%, and 15.1% to operating revenues, respectively.

For immediate release:

INDOSAT REPORTS NINE MONTHS OF 2004

UNAUDITED OPERATING AND FINANCIAL RESULTS

Jakarta, 1 November 2004, PT Indosat Tbk (“Indosat” or “the Company”) released its consolidated nine months of 2004 operational and financial results.  The Company booked operating revenues and operating income for the period ended 30 September  2004 amounting to Rp7,803.5 billion and Rp2,674.5 billion respectively. Net income was recorded as Rp1,378.6 billion.

For the period ended 30 September 2004, cellular, fixed telecommunication, and MIDI services contributed 68.5%, 16.4%, and 14.2% to operating revenues, respectively.  Other services contributed the remaining 0.9% of operating revenues.

The financial statements were prepared in accordance with the Indonesian Generally Accepted Accounting Principles.

FINANCIAL RESULTS

Profit and Loss Statements ( for the period ended 30 September 2004 compared to the period ended 30 September 2003) :

Operating Revenues

Operating revenues of Rp7,803.5 billion in the nine months of 2004 increased by 29.8% compared to the same period last year, mainly due to cellular revenues growth.

Cellular revenues amounted to Rp5,342.6 in nine months of 2004, increased by 46.7% compared to the same period last year mainly due to the increase in number of subscribers. A 108.5% increase in net additional subscribers year-on-year, compensate for the decline in blended ARPU.

Fixed Telecommunication revenues amounted to Rp1,277.3 in nine months of 2004 consist of international calls revenues of Rp1,275.0 billion and fixed wireless access “StarOne” revenues of Rp2.3 billion. International calls revenues declined by 9.1% yoy from Rp1,403.1 billion in nine months of 2003 to Rp1,275.0 billion in nine months of 2004, mainly due to the decline in outgoing minutes,  special discount rate on IDD 008 and a lower settlement rate for incoming calls.

MIDI revenues grew by 23.8% compared to same period last year mainly due to the increased demand for wholesale leased circuit communication services both in international and domestic market.

Operating expenses

Depreciation and amortization of intangible assets expense increased by 41.9% was due primarily to the addition of the Company’s assets related to cellular business expansion.

The 34.3% increase in personnel costs was mainly due to the increase in ESOP compensation expense of Rp57.0 billion, healthcare for pensioners expense of Rp29.3 billion and an increase in outsourcing expenses of Rp46.8 billion. The remaining increase was mostly contributed by the increase in salary, incentives & allowance and accrual of bonuses.

Compensation expenses decreased by 37.8% mainly due to increased proportion of minutes routed to our own network (on-net). Compensation expense mainly consists of interconnect to other operators for IDD.

The increase in maintenance expense of 56.5% was mainly due to the expansion of our cellular network and equipment.

The increase in marketing expense of 21.1% in the period was due to the aggressive marketing efforts in terms of promotion and advertising.

General and administrative expense declined by 18.1% which was mainly due to the rationalization of accounting policy in the provision on doubtful account policy for receivables from other operators, which was applied starting from the second quarter of this year.

Leased circuit expense slightly increased by 2.8% which was due to the increase in our leased line expenses related to the increase of our leased line business subscribers.

The increase in other cost of services expenses amounting to Rp342.5 billion from Rp670.4 billion in nine months 2003 to Rp1,012.9 billion in nine months 2004 or grew by 51.1% was mainly due to (a) increase in cost of SIM card as a result of increase in subscribers, (b) increase in concession fee (1% of revenue) as we increase revenue, (c)  increase in radio frequency license due to the expansion and increase in the number of BTS, (d) increase in site rent as due to the expansion of BTS, BSC & MSC, and (e) increase in utilities expense and (f) the increase in cost of value add services content provider.

Operating Income and EBITDA

For the period ended 30 September 2004, we recorded an operating income of Rp 2,674.5 billion or increased by 38.2% compared to same period last year and EBITDA of Rp4,597.5 billion or increased by 39.7%. EBITDA margin for the period was recorded as 58.9%.

Other income

Other income (expense) grew by 21.8% from (Rp524.7) billion in nine months of  2003 to (Rp639.1) billion in nine months 2004, due to the following :

Gain on sale of investment of associated companies of Rp283.4 billion was primarily due to the sale of MGTI in the first quarter of 2004.

Foreign exchange losses of Rp62.0 billion which was mainly due to the depreciation of Rp currency against US$ during nine months of 2004. As of January 1, 2004, the exchange rate was Rp8,465 per US$ 1.0, while it was Rp9,170 per US$ 1 as of 30 September 2004.

Interest income increased by 44.0% which was mainly due to the higher cash and cash equivalent from Rp2,606.7 billion as of 30 September, 2003 to Rp4,200.2 billion as of 30 September 2004.

Financing cost increased by 41.6% mainly due to the interests of debts and bonds that were raised in the fourth quarter of last year.

Amortization of goodwill decreased by 12.8% mainly due to deduction of goodwill balance due to reversal of deferred tax liabilities following the merger transaction.

Unrealized loss on fair value of derivatives of Rp68.7 billion was net fair value position per 30 September 2004 of cross currency swaps and interest rate swaps transactions which were entered into in the first half of 2004.

Others-net improved from a loss of Rp47.6 billion in the nine months of 2003 to become gain/income of Rp44.0 billion in nine months 2004 mainly due to the (a) income from submarine cable services Rp41.0 billion (b) divestment of AlphaNet amounted Rp8.6 billion (c)income from subsidiaries/affiliates Rp1.8 billion (d) income from penalty of late payment of Rp6.0 billion and (e) tax return of (PPH No 21 or income tax article No. 21) of Rp1.1 billion which more than offset the  consultant fees/expenses of Rp15.0 billion.

Income Tax

Consolidated corporate income tax includes income tax expense-current of Rp216.0 billion and Income tax expense-deferred of Rp485.6 billion.

Income tax expense-current of Rp.216.0 billion was derived mainly from Lintasarta and IM2.  Indosat’s (parent company) income tax, until 30 September 2004 was nil due to fiscal loss carry over from prior years.

While income tax-deferred expense of Rp.485.6 billion was derived mainly from the utilization of Indosat’s (parent company) fiscal-loss carry-over which can be compensated (30% of Rp934.6 billion taxable income or Rp280.4 billion).

Net Income

We recorded consolidated net income amounting to Rp1,378.6 billion for the period ended 30 September 2004, representing an increase of 143.3% compared to the same period last  year.

STATUS OF BORROWINGS

As of 30 September 2004, the Company had outstanding long term borrowings of Rp9,591.4 billion which includes :

•

Long term debt of Rp 1,767.2 billion

•

Current maturities of Long-term Debt of Rp358.0 billion

•

Bonds payable - net of unamortized bonds and note issuance cost of Rp7,466.2 billion.

The table below summarizes major long-term debts of Indosat as of 30 September 2004.

Facility

Amount

Maturity

Interest Rate

             INDOSAT

Bonds I

(Rp billion)

1,000

2006

Series A Fixed 18.5% pa

Series B Floating,

maximum 21% and

minimum 16%

Bonds II

(Rp billion)

  1,250

           2007

Various (Fixed, floating

and revenue sharing

/ Syariah)

Bonds III

(Rp billion)

2,500

             2008 and

                12.5% and

              2010                                     12.875% fixed

U.S. Bonds (US$ Million)

300

              2010

7.75% (Fixed)

Secured Loan (Bank Syndicated)

(Rp billion)

- Mandiri

200

2008

6.25%+average dep rate

(Mandiri, BNI, BCA)

- BNI

825

2008

5,83%+average dep rate

               (Mandiri, BNI, BCA)

- BCA

975

2008

5.33%+average dep rate

(Mandiri, BNI, BCA)

LINTASARTA

Bank loan(Rp billion)

151.8

2007

3-month time deposit rate

guaranteed by BI + 3% -

3.5%

Convertible Bonds (Rp billion)

  36.5

2006

Fixed rate and floating rate

–

2007

For the purpose of revenue sharing calculation on Indosat’s Syariah Bond, the table below presented consolidated satellite revenue and IM2’s  Internet revenues as the basis for revenue sharing calculation.

Revenues In Mio Rp

Q1-04

Q2-04

Q3-04

Internet (from IM2)

44,763.5

39,956.3

87,885.5

Satellite (Indosat Consolidated)

39,771.9

35,767.8

39,891.4

CAPITAL EXPENDITURES

In 2004, we plan to spend between $650 – 700 million which (equivalent to Rp 6.1 trillion to 6.6 trillion) for capital expenditure of which around $540 million (or Rp5.1 trillion) will be allocated for cellular.

In nine months of 2004, Indosat committed and spent around Rp5,845.4 billion for investment. Of this amount, Indosat has recorded Rp3,707.6 billion covering all payments of the projects which have passed the acceptance test.

The following figures are the breakdown of our committed and realized capital expenditures of Rp5,845.4 until September 30, 2004.

(i)

Rp4,810.6 billion for cellular network (40% for capacity enhancement, 35% for coverage extension and 25% for quality and modernization of network).

(ii)

Rp373.2 billion for fixed telecom

(iii)

Rp661.6 billion for MIDI

 OPERATIONAL RESULTS

CELLULAR SERVICES

3.014 million  net additional subscribers in the nine months of 2004

In the third quarter of 2004, net addition of subscribers were increase significantly  of 1.622 million due to our new promotions so that total net addition in nine months were 3.014 million new customers and total Indosat cellular customers as of 30 September 2004 were recorded as 8.977 million customers.

The above achievement in subscriber growth in nine months 2004 was mainly as a result of the expansion and enhancement of our cellular network,  our marketing campaign and promotion activities, as well as introduction of new cellular features and products.

However, while entering lower customer segment, we recorded ARPU Rp 87.5 thousand for the third quarter 2004 so that until September 2004 our ARPU was Rp 91.6 thousand.

The table below shows the quarterly trend in 2004, of net add, subscribers, revenues and ARPU.

Description

Unit

                Q1-04

              Q2-04

              Q3-04

Net Additions

Prepaid

(000) subs

607.4

731.6

1,552.7

Postpaid

(000) subs

  20.6

32.5

     69.8

Total

(000) subs

628.0

764.1

1,622.5

Total Customers (YTD)

Prepaid

(000) subs

6,208.2

6,939.9

8,492.6

Postpaid

(000) subs

   382.2

   414.6

   484.5

Total

(000) subs

6,590.4

7,354.5

8,977.0

Revenues

Cellular

(Rp billion)

1,721.6

   1,648

1,972.6

ARPU *)

Blended

      Rp

100,129

87,223

87,452

*) Based on the average of monthly ARPU records.

Marketing and Promotion initiatives launched during the third quarter were :

•

Indosat released a package program (Mentari Mudik & IM3-Super) for year end holiday program.

•

Indosat launched Ring Back Tone (RBT) feature in BATAM, named ‘I Ring” (customized & private ring back tone for caller number). This feature is currently available in Medan & Batam only.

•

Joint marketing with banks / credit card issuer. Indosat Offer Matrix Postpaid with free monthly subscription package and special SMS & MMS tariff for HSBC cardholder.

•

Indosat offered a 50% discount for local off peak calls (00:00 – 07:00) between Mentari subscribers and from Mentari made to PSTN.

•

Indosat  extended a gimmick program (IM3 Pulsa Shock) namely the  Special SMS tariff : Rp100/sms between IM3 subscribers until 31  December 2004.

•

The IM3 Smart Teenage Ambassador to represent IM3 Brands intended to increase brand awareness and positioning in youth community

Network Development

Integration of legacy Satelindo and IM3 cellular Networks has been being carried out, especially to achieve our target to finalize the integration of network in greater Jakarta and Bali in fourth quarter of 2004.

In term of network quality, our network quality shows improvement from time to time. As of September 30, 2004, our CSSR is 97.31% and our CCR is 98.95%.

FIXED TELECOMMUNICATION SERVICES

IDD Services

Quarterly trend as shown in the table below, indicating a declining trend on both incoming and outgoing minutes due to competition from VoIP and other IDD operator.

While to defend our IDD, Indosat has engaged several key promotions such as :

•

Continued IDD 008 discount program (national coverage) and Special Program on Batam.

•

Continued promotion IDD 001 and 008 price via ISAT cellular

•

Customize program to selected customers

•

Description

Unit

Q1-04

Q2-04

Q3-04

Outgoing

(000) minutes

  57,125

  50,337

  42,315

Incoming

(000) minutes

171,003

157,229

149,237

Total IDD

(000) minutes

228,127

207,566

191,552

I/O Ratio

      2.99

      3.10

      3.53

Revenue

(Rp billion)

       440

       505

       332

Fixed Wireless Access

As of September 30, 2004, our fixed wireless access “StarOne” recorded a total subscriber base of 22,499 consisted of 5,852 postpaid customers and 16,647 prepaid customers. This customer base includes customers of 10,387 in Jakarta area, and 12,112 in Surabaya area. Our fixed wireless access recorded a blended ARPU of Rp60,460 derived from Rp114,024 of Postpaid ARPU and Rp43,919 of Prepaid ARPU.

MIDI SERVICES

Indosat’s International High Speed Leased Circuits-wholesale grew due to increasing demand of wholesale market.

In addition, there was an increase in net addition of IM2’s Internet dial up customers in third quarter 2004 following the launch of IM2’s prepaid Internet access card and wireless LAN (Wi-Fi) service called “Hotspot” in well known shopping malls and café in Jakarta.

However, Lintasarta’s Leased Circuit, Digital Data Network services and Packet Switch Data Network showed a declining trend, particularly due to the mature technology, and migration of customers  to the advanced and more efficient technology (Frame Relay, VSAT and IP VPN).

Services

Unit

           Q1-04

       Q2-04

Q3-04

INDOSAT

Wholesale

International High speed Leased circuit

Circuit

1,945

        2,571

2,529

Domestic High Speed Leased Circuit

Circuit

   700

        1,993

2,746

Satellite Transponder Leased

Transponder

20.90

        23.70

23.61

Datacom

International High Speed Leased Circuit

Circuit

   594

           610

   616

Domestic High Speed Leased Circuit

Circuit

2,809

        2,999

3,127

Frame Relay

Port

1,008

        1,033

   937

LINTASARTA

High speed Leased line

Link

2,002

         1,880

1,814

Frame Relay

Access

3,823

         3,960

4,049

VSAT

Terminal

1,256

         1,268

1,314

Internet Dial Up

User

2,276

         2,146

2,144

Internet Dedicated

Link

   262

            273

   269

IM2

Internet Dial Up

 Subs

25,754

       24,139

24,886

Internet Dedicated

Circuit

     610

            625

     632

In the third quarter of 2004, Indosat engaged several initiatives in the MIDI business such as :

•

Study of Implementation of the MPLS Domestic & International Network & Product for retail and wholesale customer

•

Implementation ACASIA Mid Year Promo (Frame Relay off 25% & IPLC off 20%)

•

To develop new product development (Metro Ethernet)

RECENT DEVELOPMENT

Indosat was granted the 3-G License

The Government of Indonesia through the Ministry of Communication has granted in principle Indosat with 3-G license. In October 2004, Indosat received the MoC’s letter signed by the Minister of Communication ad. int. Mr. Soemarno which confirms the Government’s approval for the Company’s proposal on the development plan of mobile cellular network using the 3-G technology. Following this in-principle license, the Company will discuss in soon with the Directorate General of Post and Telecommunication of the MoC on the determination of frequency allocation.

Extraordinary General Meeting of Shareholders.

Indosat held its Extraordinary General Meeting of Shareholders on September 30, 2004. The EGMS approved the change of BOD composition and amend some articles of the Company’s Article of Associations. The EGMS discharged with thanks and gratitude, Mr. Widya Purnama as the President Director and Mr. Nicholas Tan Kok Peng as the Finance Director of the Company. The EGMS also appointed Mr. Heang-Tuck Wong as the Finance Director and Mr. Joseph Chan Lam Seng as the Information and Technology Director, both for the remaining term of office of other member of the Board of Directors who are still in office, namely until the closing of the Annual General Meeting of Shareholders in the year 2005. Further so long is no President Director, the duties of the President Director will be covered by the Deputy President Director.

Indosat Signed  an Agreement on the Development of CDMA 2000-1x Network for Yogyakarta Area

On October 22, 2004, PT Indosat Tbk (“Indosat”), Special Regional Government of Yogyakarta, PT Jogja Telpun Cerdas and PT Cipta Amanda signed an agreement on the development of CDMA 2000-1x Network to provide local, Domestic Long Distance and International with the fixed wireless technology for Yogyakarta area. The signing ceremony had been witnessed by Sri Sultan Hamengkubuwono X, the Governor of Daerah Istimewa Yogyakarta in Pracimasono Building, Kepatihan Yogyakarta. For the first step, within three years Indosat has committed to develop 200.000 lines of fixed wireles network.

Under the scheme of this Revenue Sharing Project, PT Jogja Telpun Cerdas will build and finance the construction of the network and telecommunications infrastructure, and participate on the project operational aspect and transfer of the assets of telecommunications infrastructure to Indosat in the end of revenue sharing period. Based on the calculate assumption, the Revenue Sharing Period had been planned for a maximum of 10 years and may be extended for maximum of 2 years

Indosat’s 10 Years Anniversary as Listed Company

Indosat celebrated its 10th anniversary as a publicly listed company in October 2004. In October of 1994, Indosat listed its shares on the Jakarta, Surabaya and New York Stock Exchanges and became one of the first Indonesian companies listed in the New York Stock Exchange. In honors of the occasion, Indosat Board of Directors was in the Closing Bell(sm) at  the New York Stock Exchange on 8 October 2004. Indosat also held an annual public expose in the Jakarta Stock Exchange and also commemorated its 10th anniversary as a publicly listed company.

Disclaimer:

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law.

Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.//

PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 & 2004

(In Billions of Indonesian Rupiah and Millions of US$, except for EPS and Earning per ADS)

                                                                                                      Nine Months

       Ended September 30,                  Growth

DESCRIPTION

 2003

         2004

                Rp

           Rp            US $

OPERATING REVENUES

Cellular

3,641.3

        5,342.6        582.6

     46.7%

International calls

1,403.1          1,277.3        139.3             -9.0%

Multimedia, Data Communication,

Internet ("MIDI")

    899.1          1,113.1        121.4

      23.8%

Other services

     69.0

            70.4

   7.7

        2.1%

TOTAL OPERATING REVENUES

              6,012.6

       7,803.5        851.0

      29.8%

OPERATING EXPENSES

Depreciation & amortization

1,355.0

       1,923.0        209.7

     41.9%

Personnel  costs

   657.8

          883.2

96.3

     34.3%

Maintenance

   234.0

          366.2

39.9

     56.5%

Compensation to telecommunications

carriers & service providers

   519.4

          323.2

35.2            -37.8%

Administration and general

    336.2

          275.4

30.0

     -18.1%

Marketing

    173.7

          210.4

22.9

      21.1%

Leased circuit

    130.8

          134.5

14.7

        2.8%

Other costs of services

    670.4

       1,012.9        110.5

      51.1%

TOTAL OPERATING EXPENSES

4,077.3

       5,128.9        559.3

      25.8%

OPERATING INCOME

1,935.3

       2,674.5        291.7             38.2%

OTHER INCOME(EXPENSES)

Gain on sale of investments in associated

company

       0.0

          283.4

30.9

-

Interest income

                                123.4

          177.6

19.4

      44.0%

Financing cost

 (595.9)

         (843.6)        (92.0)

      41.6%

Amortization of goodwill

 (194.6)

         (169.8)        (18.5)

     -12.8%

Loss on fair value of derivatives

       0.0

           (68.7)          (7.5)

              -

Gain (loss) on foreign exchange - net

   190.1

           (62.0)

 (6.8)

   -132.6%

Others - net

   (47.6)

            44.0

  4.8

   -192.5%

TOTAL OTHER INCOME(EXPENSES)

(524.7)

         (639.1)

(69.7)

      21.8%

EQUITY IN NET INCOME OF

ASSOCIATED COMPANIES

    22.8

            62.3

  6.8           172.8%

INCOME BEFORE INCOME TAX

1,433.4

       2,097.7        228.8

      46.3%

INCOME TAX BENEFIT (EXPENSE)

Current

(529.6)

        (216.0)         (23.6)          -59.2%

Deferred

(322.4)

        (485.6)

(53.0)

      50.6%

TOTAL INCOME TAX BENEFIT (EXPENSE)

(851.9)

        (701.7)

(76.5)

     -17.6%

INCOME BEFORE MINORITY INTEREST IN NET

INCOME OF SUBSIDIARIES

  581.4

       1,396.0

152.3

     140.1%

MINORITY  INTEREST IN NET INCOME

OF SUBSIDIARIES

(14.9)

          (17.4)            (1.9)

       16.8%

NET INCOME

566.6

       1,378.6

150.4

     143.3%

BASIC EARNINGS PER SHARE

109.43

        261.63

  0.03

   139.08%

DILUTED EARNINGS PER SHARE

109.43

        261.59

0.03

139.05%

BASIC EARNINGS PER ADS

 (50 B shares per ADS)

5,471.45    13,081.67

1.43

139.09%

DILUTED EARNINGS PER ADS

5,471.45    13,079.66

1.43

139.05%

(1)

Translated into dollars based on average buying and selling rate of US$ 1.00 = Rp 9,170,- which are published by Indonesian Central Bank on September 30, 2004.

(2)

Percentage changes may vary due to rounding.

PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES

BALANCE SHEET

AS OF SEPTEMBER  30,  2003  AND  2004

(In Billions of Indonesian Rupiah and Millions of US$)

                                                   CONSOLIDATED

DESCRIPTION

2003

             2004

Rp

Rp

US$ (1)

CURRENT ASSETS

Cash and cash equivalents

2,606.7

 4,200.2

 458.0

Short term investment - net of allowance

   141.2

      80.8

     8.8

Accounts receivable - net of allowance

Trade :

   Related parties

      PT Telkom

   282.8

     313.4

    34.2

      Others

   178.2

     163.8

    17.9

    Third parties

   912.0

  1,109.7

  121.0

Others :

Third parties

     88.8

       32.8

      3.6

Inventories

     76.6

     169.9

    18.5

Swap contracts

           -

       11.6

      1.3

Advances

   201.5

     121.8

    13.3

Prepaid taxes and expenses

   537.2

     613.4

    66.9

Other current assets

     93.0

       73.1

      8.0

Total Current Assets

5,117.9

  6,890.5

  751.4

NON-CURRENT ASSETS

Due from related parties - net of allowance

     36.4

       46.9

       5.1

Deferred tax assets - net

   167.3

       45.7

       5.0

Investment in associated companies - net of allowance

   181.4

       47.3

       5.2

Other long-term investments - net of allowance

   236.0

     102.2

     11.1

Property and equipment - net

            12,471.0

15,954.9

1,739.9

Goodwill and other intangible assets - net

3,902.6

  3,095.7

   337.6

Long-term receivables

   125.9

     130.7

     14.3

Long-term prepaid pension - net of current portion

   272.9

     303.6

     33.1

Long term advance

   203.4

     392.3

     42.8

Other non-current assets

   290.3

     338.0

     36.9

Total Non-Current Assets

             17,887.3

20,457.4

2,230.9

TOTAL ASSETS

             23,005.3

 27,347.8

 2,982.3

(1)

Translated into dollars based on average buying and selling rate of US$ 1.00 = Rp 9,170,-

which are published by Indonesian Central Bank on September 30, 2004.

PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES

BALANCE SHEET

AS OF SEPTEMBER  30,  2003  AND  2004

(In Billions of Indonesian Rupiah and Millions of US$)

                                                   CONSOLIDATED

DESCRIPTION

2003

    2004

Rp

     Rp

US$ (1)

CURRENT LIABILITIES

Short-term loans

Related parties

        1.7

        3.5

     0.4

Third parties

        -

        3.7

     0.4

Accounts payable - trade :

Related parties

        0.8

      16.9

     1.8

Third parties

    205.0

    171.8

   18.7

Dividend payable

        2.0

        5.3

     0.6

Procurement payable

    858.2

 1,358.2

 148.1

Taxes payable

    380.6

    122.9

   13.4

Accrued expenses

    536.0

 1,294.8

 141.2

Unearned income

    442.3

    565.4

   61.7

Deposits from customers

      17.4

      51.2

     5.6

Swap contracts

       -

      80.3

     8.8

Current maturities of long-term debt :

Related parties

        2.7

    168.2

   18.3

Third parties

    514.8

    189.8

   20.7

Other current liabilities

      40.1

      69.6

     7.6

Total Current Liabilities

 3,001.6

 4,101.6

 447.3

NON-CURRENT LIABILITIES

Due to related parties

        3.5

       36.1

      3.9

Deferred tax liabilities - net

 1,454.3

     469.2

    51.2

Long-term debt - net of current maturities :

Related parties

 1,909.5

     842.8

    91.9

Third parties

 1,320.1

     924.4

  100.8

Bonds payable

 3,879.8

  7,466.2

  814.2

Other non-current libilities

    244.6

     211.6

     23.1

Total Non-Current Liabilities

 8,811.7

  9,950.3

1,085.1

MINORITY INTEREST

    141.4

     160.1

     17.5

SHAREHOLDERS' EQUITY

Capital stock

    517.7

     526.9

     57.5

Premium on capital stock

    673.1

     850.0

     92.7

Differences in value from restructuring

transactions of entities under common control

 4,499.9

  4,610.9

   502.8

Difference in transactions of equity changes in

associated companies / subsidiaries

     284.1

     403.8

     44.0

Stock options

          -

        39.6

       4.3

Difference in foreign currency translation

          -

          0.4

       0.0

Retained Earning :

Appropriated

       17.9

        33.6

       3.7

Unappropriated

  4,491.3

   5,292.1

   577.1

Net income this period

     566.6

   1,378.6

   150.4

Total Retained Earning

  5,075.9

   6,704.3

   731.1

Net Shareholders' Equity

11,050.7

 13,135.9

1,432.5

TOTAL LIABILITIES & STOCKHOLDERS' EQUITY

23,005.3

  27,347.8

 2,982.3

(1)

Translated into dollars based on average buying and selling rate of US$ 1.00 = Rp 9,170,-

which are published by Indonesian Central Bank on September 30, 2004.

PT Indosat Tbk and Subsidiaries

Key Operational Data

YTD For The Year Ended 30 September 2003 and 2004

Description

Unit

  YTD

 YTD

Growth

              Ended

             Ended

      30 Sept. 2003        30 Sept. 2004

1

2

              3=(2-1)/1

CELLULAR

Prepaid

subs

1,373,993

2,891,674

110.5%

Postpaid

subs

     71,763

   122,924

  71.3%

Total Net Additions

subs

1,445,756

3,014,598

108.5%

Prepaid

subs

4,715,647

8,492,556

80.1%

Postpaid

subs

   313,387

   484,486

54.6%

Total Cellular Subscribers

subs

5,029,034

8,977,042

78.5%

ARPU Postpaid

Rp

   346,230

   280,373

-19.0%

ARPU Prepaid

Rp

     88,813

     80,127

  -9.8%

ARPU Blended

Rp

   105,478

     91,602

-13.2%

IDD

Outgoing Traffic

000 min

   177,646

   149,777

-15.7%

Incoming Traffic

000 min

    436,891

   477,469

   9.3%

Total Traffic

000 min

    614,537

   627,246

   2.1%

I/C Ratio

-

          2.46

         3.19

 29.6%

MIDI

Indosat : (Accumulated Numbers)

   Wholesale

   International High Speed Leased Circuit

   cct

         1,155

       2,529

119.0%

   Domestic High Speed Leased Circuit

   cct

            724

       2,746

279.3%

   Satellite Transponder Leased

      Transponder

         21.70

        23.61

     8.8%

 Datacom

   International High Speed Leased Circuit

cct

            451

           616

   36.6%

   Domestic High Speed Leased Circuit

cct

                       2,452

         3,127

   27.5%

   Frame Relay

port

                          824

            937

   13.7%

Lintasarta : (Accumulated Numbers)

   High Speed Leased Line

 link

         2,191

          1,814

  -17.2%

   Frame Relay

access

         3,395

          4,049

    19.3%

   VSAT  - VSAT-NET/IP

terminal

            836

          1,314

    57.2%

   Internet Dial Up

user

         2,235

          2,144

    -4.1%

   Internet Dedicated

link

            238

             269

   13.0%

IM2

   Internet Dial Up

subs

       25,913

        24,886

    -4.0%

   Internet Dedicated

cct

            567

             632

   11.5%

EMPLOYEES

   Indosat and its subsidiaries

person

         6,852

          7,596

   10.9%

   (including non permanent employees)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan P.T. Indonesian Satellite Corporation

Date  : November 2, 2004

By  :

________________________

Name: Ng Eng Ho

Title: Deputy President Director